SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 27, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM S.A.
Publicly traded company
Corporate Taxpayer Registration 76.535.764/0001-43
Board of Trade 53 3 0000622 9

NOTICE TO SHAREHOLDERS
PAYMENT OF INTEREST ON SHAREHOLDERS’ EQUITY

Brasil Telecom S.A. (the “Company”) informs that at the Ordinary General Shareholders Meeting held on April 19, 2004, the shareholders of the Company approved the payment of interest on shareholders’ equity, which will be imputed to the dividends relative to the fiscal year 2003, pursuant to article 9 of Law 9,249/95 and Deliberation #207/96 of Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission). Following are the details regarding the payment:

1. AMOUNT
The total amount of interest on shareholders’ equity net of income tax to be paid is R$209,270,000.00 (two hundred and nine million, two hundred and seventy thousand reais), concerning the Material Facts published in 2003, as follows:

Date of the credit	Brazilian Ex-Date	Gross amount credited (R$)	Gross amount per 1,000 shares (R$)	Net amount of income tax per 1,000 shares (R$)
01/31/2003	02/10/2003	120,000,000.00	0.224508762	0.190832447
03/31/2003	04/10/2003	126,200,000.00	0.233707543	0.198651411

2. DATE OF PAYMENT
Beginning May 3, 2004.

3. FORM AND PLACE OF PAYMENT
Shareholders who have bank accounts and have provided their bank account information to Banco Bradesco S.A. (“Bradesco”, the Company’s depositary institution) will have their interest on shareholders’ equity credited to those accounts.

Interest on shareholders’ equity corresponding to shares deposited with the custodian agent will be credited to the respective stock exchange, which will then transfer the payments to shareholders through certified Brokerage Houses.

The remaining shareholders should proceed to a Bradesco branch of his or her choice, bringing along proof of banking account for registration (optional) and identified with the following documents:
A Natural Person: certified copy of his or her identification card, an Individual Taxpayer Registration (CPF) card and proof of address.
A Legal Person: certified copy of its Federal Taxpayer Registration (CNPJ/MF), and current consolidated articles of association or bylaws. In the case of Corporations, it must be presented the minutes of the general shareholders’ meeting or the board meeting, which elected the current officers. Managing partners and officers with powers to represent the company must present a certified copy of their identity card, Individual Taxpayer Registration (CPF) card and proof of address.

If a shareholder is represented under power of attorney, agent of the shareholder must provide the public instrument of the grant of power of attorney, certified copies of the attorney’s identity card and an Individual Taxpayer Registration (CPF) card.

4. RETAINED INCOME TAX
The interest on shareholders’ equity had retained income tax at the rate of 15%, except for the shareholders who identified themselves as exempt from taxes at Bradesco in this condition, according to the Material Facts published on the newspapers Gazeta Mercantil (national edition), Jornal de Brasília, Valor Econômico and Diário Oficial da União, on the fiscal year 2003.

Brasília - DF, April 27, 2004.

Carla Cico
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer